- # -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January, 2003

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F   [X]                 Form 40-F     [  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [  ]                    No     [X]

130103/0941/一97

- # -

BIG ROCK BREWERY

N E W S   R E L E A S E

BIG ROCK ANNOUNCES COMPLETION OF REORGANIZATION INTO AN INCOME TRUST

CALGARY, ALBERTA, JANUARY 10, 2003 – Big Rock Brewery Ltd. (TSX: BR, NASDAQ: BEER) ("Big Rock" or the "Company") and Big Rock Brewery Income Trust (TSX: BR.UN) (the "Trust") are pleased to announce the completion effective January 10, 2003 of the plan of arrangement (the "Arrangement") whereby Big Rock Brewery Ltd. has been reorganized into Big Rock Brewery Income Trust.  The Trust, indirectly through its operating entities, will continue to operate Big Rock's premium brewing business and all of the former securityholders of Big Rock hold all of the outstanding trust units of the Trust. The unitholders of the Trust are entitled to receive cash distributions paid by the Trust and will be entitled to one vote for each trust unit held at unitholder meetings.

Under the terms of the Arrangement, shareholders of Big Rock received one trust unit of the Trust for every common share held.  As well, holders of options to purchase common shares were entitled to receive either: (i) the in-the-money value of their options payable in Trust Units; or (ii) replacement Trust Unit options in exchange for their Big Rock options on the same terms as their Big Rock options.  Pursuant to the Arrangement, an aggregate of 5,536,724 trust units of the Trust and an aggregate of 299,600 trust unit options were issued.

The reorganization of Big Rock into an income trust is the culmination of a process initiated by Big Rock's Board of Directors to explore alternatives for Big Rock to provide regular cash distributions to its shareholders while maintaining the ability to pursue growth opportunities. After reviewing projected revenues, profits and capital expenditure requirements for 2003, the Board of Big Rock has approved a distribution policy wherein the current intention of the Trust is to pay its unitholders an annual distribution of $0.72 per unit ($0.06 per month). The Board believes that that Big Rock will be able to sustain this payout schedule during 2003 while retaining sufficient funds for normal budgeted expenditures as well as a reasonable reserve. The initial distribution by the Trust will be paid on February 15, 2003 to unitholders of record on January 31, 2003 and will be $0.04 per unit reflecting the period from January 11, 2003 to January 31, 2003.

The distribution policy for 2003 is also based on the current rates for both the federal excise tax and the Alberta government markup on beer sales.  The Board of Directors of Big Rock has been advised that the Province of Alberta is currently reviewing its markup rates on beer sales and management expects that the provincial government will announce its decision in February 2003.  An increase in the Alberta markup rate applicable to small breweries could have a negative impact on the amount available for distribution.

The trust units of the Trust are expected to commence trading on the Toronto Stock Exchange under the symbol "BR.UN" on or about January 16, 2003.  The trust units will not be listed for trading on the NASDAQ system.  Certificates for common shares of the Company will represent trust units of the Trust issued pursuant to the Arrangement until deposited in exchange for certificates representing trust units of the Trust.

The Trust is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta.  The Trust owns all of the securities of Big Rock which entitles the Trust to receive all cash flow available for distribution from the business of Big Rock, after debt service payments, maintenance capital expenditures and other cash requirements.

Big Rock is a regional producer and marketer of premium quality beers, headquartered in Calgary, Alberta, Canada.  Big Rock's products are available in draught, bottles and cans.  Big Rock also produces or distributes Cider and Cooler products.  Big Rock is committed to four business fundamentals:

•

consistently brewing distinctive, premium quality beers;

•

profitable growth in business operations;

•

constantly providing superior, personalized customer services; and

•

creating and sustaining strong community relationships.

Big Rock products are marketed in five provinces and three territories in Canada and in the United States.

For further information please contact:

Ed McNally Chairman Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523	Tim A. Duffin, C.A. Chief Financial Officer Big Rock Brewery Ltd. Phone: (403) 720-3239 Fax: (403) 236-7523

130103/0941/一97